SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

November 19, 2014

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	OFS Capital Corporation

Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of OFS Capital Corporation (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) a registration statement on Form N-2 (the “Registration Statement”) on November 19, 2014 for the registration of $200,000,000 of the Company’s securities. The Registration Statement relates to the shelf offering of the Company’s Shares under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the SEC afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s Registration Statement (File No. 333-196704) declared effective on August 7, 2014, except for the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus